Insider Report for James Dowhaniuk Data courtesy of the System for Electronic Disclosure by Insiders http://www.sedi.ca/

Transactions sorted by	: Insider
Insider family name	: DOWHANIUK ( Starts with )
Given name	: JAMES ( Starts with )
Transaction Date	: December 30, 2003 - January 6, 2004
Equity securities	: Common Shares
Issuer derivatives	: Options

Insider name:	Dowhaniuk, James Wayne
Legend:

O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Transaction ID	Date of	Date of filing	Ownership type	Nature of transaction	Number or	Unit price or	Closing	Insider's
	transaction	YYYY-MM-DD	(and registered		value acquired	exercise	balance	calculated
	YYYY-MM-DD		holder, if		or disposed of	price		balance
			applicable)

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 1 - Issuer

Security designation: Common Shares

155470	2003-12-30	2004-01-05	Direct Ownership:	10 - Acquisition or disposition in the public market	-2,000	3.3800	103,000
155497	2003-12-30	2004-01-05	Direct Ownership:	10 - Acquisition or disposition in the public market	-2,500	3.3700	100,500

	Transaction ID	Date of	Date of filing	Ownership type	Nature of transaction	Number or	Unit price or	Closing	Insider's
		transaction	YYYY-MM-DD	(and registered		value acquired	exercise	balance	calculated
		YYYY-MM-DD		holder, if		or disposed of	price		balance
				applicable)

	155501	2003-12-30	2004-01-05	Direct Ownership:	10 - Acquisition or disposition in the public market	-700	3.3500	99,800
	155506	2003-12-30	2004-01-05	Direct Ownership:	10 - Acquisition or disposition in the public market	-3,000	3.3200	96,800
	155510	2003-12-30	2004-01-05	Direct Ownership:	10 - Acquisition or disposition in the public market	-400	3.4000	96,400
	155515	2003-12-30	2004-01-05	Direct Ownership:	10 - Acquisition or disposition in the public market	-1,400	3.3100	95,000
	157256	2004-01-05	2004-01-06	Direct Ownership:	10 - Acquisition or disposition in the public market	-400	3.3500	94,600
O	157258	2004-01-05	2004-01-06	Direct Ownership:	10 - Acquisition or disposition in the public market	+500	3.3500
A	157258	2004-01-05	2004-01-06	Direct Ownership:	10 - Acquisition or disposition in the public market	-500	3.3500	94,100
	157259	2004-01-05	2004-01-06	Direct Ownership:	10 - Acquisition or disposition in the public market	-2,000	3.3500	92,100
	157580	2004-01-06	2004-01-07	Direct Ownership:	10 - Acquisition or disposition in the public market	-7,100	3.3500	85,000